05009994

RECEIVED
2005 JUL 26 P 1:27
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

AO SIBERIAN OIL COMPANY (File No. 82-4882) SUPPL

CONSOLIDATED FINANCIAL STATEMENTS
AS OF JUNE 30, 2003 AND 2002
TOGETHER WITH INDEPENDENT ACCOUNTANTS' REVIEW REPORT

PROCESSED
JUL 28 2005
THOMSON
FINANCIAL

dlw 7/26

Ernst & Young

Ernst & Young (CIS) Limited
Sadovnicheskaya Nab., 77, bld. 1
Moscow, 115035, Russia
Tel.: 7 (095) 705-9700
7 (095) 755-9700
Fax: 7 (095) 755-9701
www.ey.com/russia

Эрнст энд Янг (СНГ) Лимитед
Россия, 115035, Москва
Садовническая наб., 77, стр. 1
Тел.: 7 (095) 705-9700
7 (095) 755-9700
Факс: 7 (095) 755-9701
ОКПО: 40128555

Independent Accountants' Review Report

To the Shareholders of AO Siberian Oil Company:

We have reviewed the accompanying consolidated balance sheet of AO Siberian Oil Company, a Russian open joint stock company, and subsidiaries ("the Company") as of June 30, 2003, and the related consolidated statements of income and comprehensive income and cash flows for the six month periods ended June 30, 2003 and 2002 (restated) and of change in shareholders' capital for the six month period ended June 30, 2003. These financial statements are the responsibility of the Company's management.

We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures and making inquires of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the United States of America, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should made to the accompanying interim financial statements for them to be in conformity with accounting principles generally accepted in the United States of America.

Ernst & Young (CIS) Limited

Moscow, Russia
October 22, 2003

AO Siberian Oil Company
Consolidated Balance Sheets
As of June 30, 2003 and Dececmber 31, 2002
(Thousands of US Dollars)

	2003 (unaudited)	2002
Assets		
Current assets:		
Cash and cash equivalents	$ 350,860	$ 620,875
Loans receivable	201,472	48,668
Accounts receivable, net (less allowance of doubtful accounts of $53,205 and $65,620, respectively)	1,874,611	1,356,787
Inventories, net	338,945	322,340
Prepaid expenses	35,783	31,167
Total current assets	2,801,671	2,379,837
Long-term investments	2,019,722	1,159,064
Oil and gas properties, net	3,495,879	3,351,536
Property, plant and equipment, net	507,600	501,876
Construction in progress	156,506	145,344
Other noncurrent assets	10,952	10,799
Total assets	$ 8,992,330	$ 7,548,456
Liabilities and shareholders' capital		
Current liabilities:		
Short-term loans	$ 475,496	$ 148,301
Accounts payable and accrued liabilities	776,151	625,679
Related party payable	164,111	80,518
Income and other taxes	167,543	134,173
Other current liabilities	123,807	22,260
Current portion of long-term debt	496,610	430,414
Total current liabilities	2,203,718	1,441,345
Dividends payable	161,741	367
Asset retirement obligation	163,354	157,113
Long-term debt	1,435,793	1,658,079
Minority interest	-	-
Total liabilities	3,964,606	3,256,904
Shareholders' capital:		
Common stock (authorized and issued: 4,741,299,639 shares, 0.0016 ruble par value)	1,619	1,619
Additional paid -in capital	858,987	858,987
Reserves	1,867,449	1,867,449
Retained earnings	2,303,178	1,565,068
Accumulated other comprehensive loss	(3,509)	(1,571)
Total shareholders' capital	5,027,724	4,291,552
Total liabilities and shareholders' capital	$ 8,992,330	$ 7,548,456

The accompanying notes to the financial statements should be read in conjunction with these statements.

AO Siberian Oil Company
Consolidated Statements of Income and Comprehensive Income
For six months ended June 30, 2003 and 2002
(Thousands of US Dollars)

	2003 (unaudited)	2002 (unaudited) (restated)
Revenues		
Refined products and oil and gas sales	$ 3,357,106	$ 1,917,961
Other	81,155	66,345
Total	3,438,261	1,984,306
Costs and other deductions		
Crude oil, petroleum and other products purchased	552,714	177,686
Operating expenses	341,224	302,217
Distribution expenses	338,342	160,111
Selling, general and administrative	200,676	116,113
Depreciation, depletion and amortization	238,601	181,077
Taxes other than income taxes	846,317	456,693
Write offs of propery and investments	-	20,170
Exploratory expenses	1,194	-
Cost of other sales	62,935	41,359
Total	2,582,003	1,455,426
Operating income	856,258	528,880
Other income / (expense)		
Income from equity affiliates	225,179	75,454
Income/(expenses) from sales of equity investees	388,582	(7,168)
Interest received	5,614	5,054
Interest paid	(93,423)	(24,691)
Other expenses, net	(7,117)	(23,460)
Minority interest	-	2,287
Currency translation gain/(loss)	74,152	(13,228)
Total	592,987	14,248
Income before provision for income taxes and cumulative effect of a change in accounting principle	1,449,245	543,128
Provision for income taxes	69,591	66,145
Net income before cumulative effect of a change in accounting principle	1,379,654	476,983
Cumulative effect of a change in accounting principle, net	-	(939)
Net income	1,379,654	476,044
Other comprehensive loss, net	(1,938)	-
Total comprehensive income	$ 1,377,716	$ 476,044
Basic and Diluted Earnings per common share (dollars)	$ 0.2910	$ 0.1004
Average number of common shares outstanding (millions)	4,741	4,741

The accompanying notes to the financial statements should be read in conjunction with these statements.

AO Siberian Oil Company
Consolidated Statements of Changes in Shareholders' Capital
For the Years Ended December 31, 2002, 2001 and six months ended June 30, 2003
(Thousands of US Dollars)

	Common Stock	Additional Paid-in Capital	Treasury Stock	Reserves	Retained Earnings	Comprehensive Income
Balance at December 31, 2000	$ 1,619	$ 845,498	$ (541,713)	$ 1,867,449	$ 996,872	$ -
Treasury stock sales	-	30,067	541,713	-	-	-
Net income for the year	-	-	-	-	1,305,274	-
Early repayment of Runicom loan	-	(16,578)	-	-	-	-
Common stock dividends	-	-	-	-	(993,466)	-
Balance at December 31, 2001	1,619	858,987	-	1,867,449	1,308,680	-
Net income for the year	-	-	-	-	1,160,511	-
Common stock dividends	-	-	-	-	(904,123)	-
Other comprehensive loss, net	-	-	-	-	-	(1,571)
Balance at December 31, 2002	1,619	858,987	-	1,867,449	1,565,068	(1,571)
Net income for the period	-	-	-	-	1,379,654	-
Common stock dividends	-	-	-	-	(641,544)	-
Other comprehensive loss, net	-	-	-	-	-	(1,938)
Balance at June 30, 2003 (unaudited)	$ 1,619	$ 858,987	$ -	$ 1,867,449	$ 2,303,178	$ (3,509)

AO Siberian Oil Company
Consolidated Statements of Cash Flows
For six months ended June 30, 2003 and 2002
(Thousands of US Dollars)

	2003 (unaudited)	2002 (unaudited) (restated)
Operating activities		
Reconciliation of net income to net cash provided by operating activities:		
Net income	$ 1,379,654	$ 476,044
Effect of change in accounting principle	-	939
Equity investment income	(169,500)	-
Depreciation, depletion and amortization	238,601	181,077
Accretion expense on asset retirement obligation	6,241	-
Loss on disposal of property, plant and equipment	11,945	28,333
(Gain)/loss on sales of investments	(388,582)	82
Minority interest	-	(2,287)
Changes in current assets and liabilities:		
(Increase) in accounts receivable	(505,409)	(174,179)
(Decrease) in provision for doubtful accounts	(12,415)	(5,115)
(Increase) in inventories	(16,605)	(49,912)
(Increase)/decrease in prepaid expenses	(4,616)	(11,535)
(Increase) in other noncurrent assets	(153)	(387)
Increase/(decrease) in accounts payable and accrued liabilities	234,065	31,985
Increase/(decrease) in income and other taxes	33,370	26,576
(Decrease)/increase in other current liabilities	101,547	(48,767)
Net cash provided by operating activities	908,143	452,854
Investing activities		
Investments	(1,169,783)	(319,662)
Loans (provided)/ redemption	(152,804)	8,422
Acquisition of shares in subsidiaries	-	(19,753)
Proceeds from investments sales	871,421	16,642
Proceeds from disposals of property, plant and equipment	6,606	16,122
Capital expenditures	(424,533)	(430,431)
Net cash used in investing activities	(869,093)	(728,660)
Financing activities		
Net increase in short-term loans	393,391	124,632
Net increase/(decrease) in long-term debt	(222,286)	389,241
Dividends paid	(480,170)	(191,383)
Net cash used in financing activities	(309,065)	322,490
(Decrease)/increase in cash and equivalents	(270,015)	46,684
Cash and equivalents at beginning of year	620,875	51,649
Cash and equivalents at end of the period	$ 350,860	$ 98,333

1. General

Basis of Financial Statements Preparation

These unaudited consolidated financial statements should be read in the context of the consolidated financial statements and notes thereto as of December 31, 2002. In the opinion of the Company, the information furnished reflects all known accruals and adjustments necessary for a fair statement of the results for the periods reported herein. All such adjustments are of a normal recurring nature. The Company's exploration and production activities are accounted for under the "successful efforts" method.

Recent Accounting Pronouncements

In January 2003, the Financial Accounting Standards Board issued Interpretations No. 46, "Consolidation of Variable Interest Entities", which addresses when a company should include in its financial statements the assets, liabilities and activities of another entity.

The consolidation requirements of Interpretation No. 46 apply immediately to variable interest entities created after January 31, 2003. For variable interest entities created before February 1, 2003, Interpretation No. 46 must be adopted in the first reporting period beginning after June 15, 2003.

Management does not expect the adoption of Interpretation No. 46 will have a significant impact on the financial position or results of operations of the Company.

Restatement of interim financial statements as of June 30, 2002

The Company has restated its interim financial statements as of June 30, 2002 to correct for the following 2002 items:

- The Company book US$ 75,454 thousands as income from equity investees from ONAKO group which was previously recorded as borrowing
- The Company accrued US$ 55,943 thousands for Investment program obligations in selling, general and administrative expenses.

These two items had no impact on the balance sheet as of December 31, 2002 or the results of operations for the year ended December 31, 2002.

Minority Interest in Subsidiary Companies

Minority interest in the consolidated balance sheets reflects minority owners' percent share of shareholders' capital in subsidiaries. The minority interest is calculated based on the shareholders' equity of each subsidiary as determined under US GAAP. Significant minority owners' interest in the Company's subsidiaries, is as follows:

	June 30, 2003		December 31, 2002	
	Voting	Total	Voting	Total
Geofizika	6%	19%	6%	19%
Sibneft-Ugra	50%	50%	50%	50%
Meretoyahaneftegas	33%	33%	33%	33%

2. Cash and Cash Equivalents

Cash and cash equivalents as of June 30, 2003 and December 31, 2002 comprise the following (in US$ thousands):

	2003	2002
Cash in bank - rubles	18,854	43,297
Cash in bank - foreign currency	329,841	575,659
Restricted cash	1,908	1,857
Cash on hand	257	62
Total cash and cash equivalents	350,860	620,875

Restricted cash represents for the most part letters of credit opened for import contracts with foreign vendors.

3. Loans Receivable

The Company provided ruble and US Dollars denominated loans to third parties with the maturity of one month to one year and bearing interest ranging from nil to 17 % per year for ruble denominated loans and nil for US Dollars denominated loans.

The fair values of loans provided are approximately equal to their carrying value in the consolidated financial statements.

4. Long-Term Investments

None of the companies included in the categories below are publicly traded in Russia and due to the nature of the financial markets it is not possible to obtain a current market price for these investments, however, management believes that the costs of these investments approximate their fair values. The significant equity and other long-term investments are summarized below as of June 30, 2003 and December 31, 2002 (in US$ thousands):

Name	2003	2002
Investments in Russian companies		
- Oil and gas producing	1,243,657	475,482
- Refining	293,067	263,529
- Marketing	113,403	89,969
- Investment trust	227,057	227,057
- Other	68,391	29,624
Other long-term investments	74,147	73,403
Total long-term investments	2,019,722	1,159,064

Included in oil and gas producing companies as of June 30, 2003 is a 42,9% interest in OAO NGK Slavneft. The investments consist of two parts. US$ 975 mln investment was made in form of an interest free loan to ZAO Invest-Oil to finance 50%of the auction for 74.95 percent interest in OAO NGK Slavneft. ZAO Invest-Oil is owned and managed jointly by Sibneft and TNK (Tyumen Oil Company). The Company also has a 50% interest in a 10.8 percent interest in AO NGK Slavneft bought from the Belorassian Government for US$ 104 mln. The other 50% interest belongs to TNK.

Based on financial statements and management estimates the Company's share of Slavneft's earnings for the period ending June 30, 2003 amounted to US$ 165 million and is reflected in income from equity affiliates.

The following table represents the Company's proportional interest in the summarized financial information of Slavneft based on translated financial statements (unaudited) as of June 30, 2003 (in US$ thousands):

	2003
Total assets	1,927,634
Total liabilities	510,136
Net Income	165,091

In April 2003 the Company sold its 26% interest in the common stock and a 12% interest in the preferred stock of Orenburgneft and a 1% interest in the common stock of ONAKO for US$ 825 million. Proceeds were fully collected in April 2003 and a gain on sale of US$ 385 million was recorded in the statement of income.

Investments in refining companies consists of a 39% (2002 - 37%) voting interest in Moskovsky Neftepererabativaushiy Zavod (MNPZ). During 2003 Sibneft acquired an additional 1.8% voting interest in MNPZ charter capital for US$ 25 million. Based on financial statements and management estimates the Company's share of MNPZ's earnings for the period ending June 30, 2003 amounted to US$ 4.4 million and is reflected in income from equity affiliates.

The following table represents the Company's proportional interest in the summarized financial information of MNPZ based on translated financial statements (unaudited) as of June 30, 2003 and December 31, 2002 (in US$ thousands):

	2003	2002
Total assets	122,527	115,676
Total liabilities	20,931	27,244
Net Income	4,410	9,328

During January - April 2003 the Company acquired an additional 11.4% (2002 - 15.4%) interest in Mosnefteprodukt, an oil product distribution company operating primarily in Moscow region, for US$ 20 million. The total investments (26.8%) in this entity equals US$ 56 million. The other investments in marketing companies include various wholesale and retail distribution companies, none of which are individually material. These investments are accounted at cost.

Investments in other Russian companies represent for the most part ruble loans, given to affiliated companies for the period of more than 1 year, bearing interest from nil till 17% per annum.

Other long-term investments represent a US$ 74 million advance to a 50%-owned investee, which was used to fund half of the purchase price of what amounts to a 35% share interest in a major Russian utility company. The Company converted the advance into equity during 2002. These investments are accounted at cost.

5. Short-Term Loans

As of June 30, 2003 and December 31, 2002 the Company had short-term loans outstanding as follows (in US$ thousands):

	2003	2002
Banks	147,976	119,207
Related parties	323,744	25,427
Other	3,776	3,667
Total	475,496	148,301

Bank loans are comprised of (1) export financing loan facilities in US$ from major western banks and their affiliates, secured by Noyabrsk crude production and (2) unsecured loans from Russian banks, denominated in US$ with fixed terms of repayment.

In general, short-term loans are used for the provision of working capital needs. As of June 30, 2003 more than 95% of loans were provided in US$. The Company had a US$ 110 million loan outstanding as of June 30, 2003 from ABN-Amro bank. The short-term loan bears floating interest at rate LIBOR plus 2.12%. The loan is secured by Noyabrsk export proceeds.

At June 30, 2003 the Company had a US$ 10 million loans from Citibank. This loan bear interest at rate of LIBOR plus 2.75%. Loan is secured by Noyabrsk export proceeds.

At June 30, 2003 the Company also had a US$ 20 million loan outstanding from BNP Paribas bank. The loan is secured by Noyabrsk export proceeds and bears a floating interest at rate of LIBOR plus 3.5%.

Related party borrowing outstanding as of June 30, 2003 is represented by a number of loans from shareholders totaling US$ 310 million. These loans are granted for working capital purposes and bear interest from nil to 2.75%. The rest of the amount is represented by a ruble loan from an 11% investment, Noyabrskneftecombank. This loan bears fixed interest at rate of 18%.

Weighted average interest rates related to the short-term loans outstanding as of June 30, 2003 for US$ and ruble denominated loans equal 2.95% and 18%, respectively (6.41% and 0%, respectively for December 31, 2002). During the six months ended June 30, 2003, the weighted average US$ and ruble denominated short-term debt balances outstanding were US$ 352 million and US$ 13 million, respectively, with weighted average interest rates of 6.48 and 18 percent, respectively. During the year 2002, the weighted average US$ and ruble denominated short-term debt balances outstanding were US$ 194 million and US$ 10 million, respectively, with weighted average interest rates of 7 and 19 percent, respectively.

6. Asset Retirement Obligations.

From January 1, 2002 the Company decided to early adopt Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations ("SFAS 143"). The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. An entity measures changes in the liability for an asset retirement obligation due to passage of time by applying an interest method of allocation to the amount of the liability at the beginning of the period. The interest rate used to measure that change is the credit-adjusted risk-free rate that existed when the liability was initially measured. That amount is recognized as an increase in the carrying amount of the liability and as an expense classified as an operating item in the statement of income. Prior to 2002 estimated cost of dismantlement and removal of oil related facilities were accrued over the properties' productive lives using the unit-of-

production method and recognized and classified as a long-term liability as the amortization expense was recorded.

The following summarizes the activity of the asset retirement obligations (in US$ thousands)

Beginning balance as of January 1, 2002	144,242
Liabilities incurred in the current period	1,233
Accretion expense	11,638
Ending balance as of December 31, 2002	157,113
Liabilities incurred in the current period	-
Accretion expense	6,241
Ending balance as of June 30, 2003	163,354

7. Long-Term Debt

As of June 30, 2003 and December 31, 2002 the Company had outstanding loans as follows (in US$ thousands):

	2003	2002
Bank loans	1,422,746	1,647,080
Other	13,047	10,999
Total long-term debt	1,435,793	1,658,079

Bank loans are comprised of loan facilities in US$ from major western banks and their affiliates.

In general, long-term loans are used for the provision of capital expenditures and investment needs. The Company has secured bank loans outstanding as of June 30, 2003 from Societe Generale S.A, Raiffeisen Zentralbank Oesterreich (RZB), Westdeutsche Landesbank Vostok (West LB), ABN-Amro bank and BNP Paribas S.A., and two unsecured loans from Salomon Brothers.

In December 2002, the Company placed US$ 500 million in 7-year Eurobonds on the Luxemburg Stock Exchange. The bonds bear interest of 10.75% per year. An accrued interest for the bonds in amount of US$ 27.5 million is accounted in current portion.

In January 2002, the Company placed US$ 250 million in 5-year Eurobonds on the Luxemburg Stock Exchange. The bonds bear interest of 11.5% per year. Subsequently, in March 2002, the Company extended the issue up to US$ 400 million. All bonds have a semi-annual coupon. An accrued interest for the bonds in amount of US$ 17.5 million is accounted in current portion.

The Company has two secured US$ loans from Westdeutsche Landesbank Vostok totaling US$ 373.1 million that consist of US$ 292.4 million due December 2005 (including US$ 117.3 million of current portion), bearing floating interest at rates of LIBOR plus 3,5% and US$ 80.7 million due April 2006 (including US$ 28.6 million of current portion), bearing floating interest at rates of LIBOR plus 3.5%. These loans are secured by Noyabrsk export proceeds.

A secured US$ loan from Societe Generale S.A. in amount of US$ 138.1 million due April 2005 (including US$ 69.7 million of current portion), bearing floating interest at rates of LIBOR plus 3.8%. This loan is secured by Noyabrsk export proceeds.

The Company has a US$ 129.6 million (including US$ 117.8 million of current portion) secured loan from ABN Amro Bank repayable in rubles at the rate of exchange as of the date of payment. The loan is due July 2004 and bears floating interest at rates of LIBOR plus 3.75%.

The Company has a US$ 150.0 million (including US$ 64.3 million of current portion) secured loan from Raiffeisen Zentralbank Oesterreich due December 2005, bearing floating interest at rates of LIBOR plus 3.25%.

The Company has a US$ 142.8 million (including US$ 13.1 million of current portion) secured loan from BNP Paribas S.A. due June 2007, bearing floating interest at rates of LIBOR plus 4.1%.

Other long-term debt represents a number of US dollars and ruble denominated unsecured borrowings from non-banking organizations totaling US$ 53.3 million (including US$ 40.4 million of current portion) with maturity dates from 2006 to 2011 bearing interest at rates from nil to 10% on US$ denominated borrowings and from nil to 13% on ruble denominated respectively.

The loan agreements with ABN Amro Bank and Societe Generale S.A. each have a number of covenants incorporated therein. The Societe Generale S.A. loans have covenants which impose certain restrictions on dividends to be paid and/or declared, and restrict total debt to no more than 55% of net worth (as defined by the respective agreement). The ABN Amro Bank loan agreement has covenants that require the Company's ratios of net sales to debt payments, EBITDA to total debt payments, and total exports to total US -denominated debt to be within certain limits, and its total debt to total assets ratio to be no greater than 70%. Management believes the Company is in compliance with these covenants as of June 30, 2003.

Maturities of long-term bank loans as of June 30, 2003 are as follows (in US$ thousands):

Date due	Bank	Amount due
July 2004	ABN AMRO	11,739
April 2005	Societe Generale S.A.	68,359
December 2005	RZB	85,714
December 2005	West LB	175,134
April 2006	West LB	52,105
February 2007	Salomon Brothers	400,000
June 2007	BNP Paribas S.A.	129,695
January 2009	Salomon Brothers	500,000
		1,422,746

8. Capitalization

The Presidential Decree establishing Sibneft stated that the charter capital of the Company would be equal to 38 percent of the aggregate of the charter capitals of its four subsidiaries at the date of formation. The 38 percent of the aggregate of the Charter capitals of the four subsidiaries also gave Sibneft 51 percent of the voting common stock in each of the subsidiaries and represented the Government's ownership in these companies. This consolidation of the Government's ownership into one company established the share capital of Sibneft at 4,516,396,250 shares of 0.0016 rubles each. On December 16, 1998 the Company issued additionally 224,903,389 shares of 0.0016 rubles each. For the purposes of these financial statements, the ruble value of the shares has been translated into US$ at the historical exchange rate.

The shareholders' capital account represents the authorized capital of the Company, as stated in its charter document. The common shareholders are allowed one vote per share. Dividends paid to shareholders are determined by the directors and approved at the annual shareholders' meeting.

The following comprises the share structure of the Company, as June 30, 2003:

	Number of Shares (millions)	Ownership Percentage
Deutsche Bank (as nominee)	1,604	33.8%
ZAO ING Bank (as nominee)	1,005	21.2%
National Deposit Center (as nominee)	708	14.9%
OAO Western Siberian Depositary (as nominee)	628	13.2%
ABN AMRO Bank (as nominee)	447	9.4%
Other investors	349	7.5%
Total	4,741	100.0%

On May 15, 2003 at the Company's annual shareholder meeting, annual dividends of US$ 1,092,284 thousands were approved by the shareholders for the year ended December 31, 2002, which equals to 7.22 rubbles per share.

On September 15, 2003 at the Company's shareholder meeting, interim dividends of approximately US$ 1,006 million were approved by the shareholders for the period ended June 30, 2003, which equals to 6.44 rubbles per share.

In accordance with RAR, earnings available for dividends are limited to profits, retained earnings and other income, denominated in rubles, after certain deductions.

In June 2003 the Company advanced US$ 441 million whereby the collection of these advances is expected to be made through the disbursements of subsequent dividends. For financial reporting purposes the Company presented these advances as a dividend-in-kind from shareholders capital for 2003.

9. Income taxes

The Company is not subject to taxation on a consolidated basis. Current income taxes are provided on the accounting profit as determined under RAR at a rate of 24%, as of June 30, 2003 and 2002, after adjustments for certain items which are not deductible for taxation purposes, and after consideration of different tax credits.

The accompanying consolidated financial statements reflect deferred income taxes of the Company and its subsidiaries using the asset and liability method, which requires that deferred tax assets and liabilities be recorded for the expected future tax consequences of existing differences between financial reporting and tax reporting bases of assets and liabilities, and loss or tax credit carryforwards. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized.

The Company's provision for income taxes as reported in the accompanying consolidated income statements is as follows (in US$ thousands):

	2003	2002
Current income taxes	69,591	66,145
Deferred income taxes	-	-
Total provision for income taxes	69,591	66,145

The current portion of income taxes represents the total income tax expense for the Company and each of its subsidiaries.

For the six month period ending June 30, 2003 the Company's effective income tax rate equals approximately 5 % (13% for six month 2002). Decrease in effective tax rate is due to the benefit of income taxed at lower rate.

10. Commitments and Contingencies

Construction and Exploration Programs

The Company is engaged in continuous construction and exploration programs, currently estimated to spend US$ 432 million for the second half of 2003 at Noyabrskneftegaz and US$ 19 million at Omsk Refinery. The construction and exploration programs are subject to periodic reviews and actual expenditures may vary from the above estimates. At June 30, 2003, no significant purchase commitments were outstanding in connection with the construction programs.

Financing for all of the future costs has not yet been secured, and Sibneft is actively pursuing various financing opportunities. It is the opinion of management that the Company will be able to obtain all necessary financing to complete the construction programs.

Environmental Matters

Management is of the opinion that the Company has met the government's requirements concerning environmental matters, and therefore believes that the Company does not have any material current environmental liabilities.

11. Related parties transactions

OAO Moskovsky Neftepererabativaushiy Zavod (MNPZ)

During the period ending June 30, 2003 the Company processed 1.3 million tons of crude oil at MNPZ based on processing agreements. Total cost of processing for the period was US$ 19.8 million, compared to 1.4 million tons processed for US$ 20.4 million during 6 months 2002. The Company had US$ 1.9 million and US$ 6.6 million of net payable to MNPZ as of June 30, 2003 and December 31, 2002, respectively.

OAO NGK Slavneft (Slavneft)

During the 6 months ending June 30, 2003 the Company had numerous activity with OAO NGK Slavneft. Sibneft process crude oil at Yaroslavlnefteorgsynthes and Yaroslavl NPZ based on processing agreements. During the period ending June 30, 2003 the Company processed 1.1 million tons of crude oil for US$ 14.9 million. For the period ended June 30, 2002 there were no such activities between the Company and Slavneft.

The Company sold crude to Slavneft in the amount of US$ 160 million and US$ 7 million for the periods ending June 30, 2003 and 2002 respectively. The Company operated as an agent for crude and products export sales of Slavneft. The total amount of proceeds under the agent agreement was US$ 383 million and US$ 314 million for crude and products, respectively (in 2002 US$ 36 million and US$ 217 million, respectively). During the 6 months ending June 30, 2003 and 2003 the Company earned US$ 1.4 million and US$ 2.7 million in commission fees related to this agent agreement. The Company has US$ 166 million and US$ 73 million of net payable to Slavneft as of June 30, 2003 and December 31, 2002, respectively.

On September 29, 2003 at the Slavneft's shareholder meeting interim dividends of approximately US$ 350 million were approved by the shareholders for the period ended June 30, 2003, which equals to 2.24 rubbles per share. There were no dividends declared for 2002.

12. Segment information

Presented below is information about the Company's operating segments for the period ended June 30, 2003 and 2002. The Company determined its operating segments based on differences in the nature of their operations. The exploration and production segments explore, find, develop and produce crude oil and natural gas. The manufacturing, marketing and distribution segments process crude oil into refined products and purchase, sell and transport crude oil and refined petroleum products.

Operating Segments 2003:

	Exploration and Production	Manufacturing, Marketing and Distribution	Consolidated
Revenues			
Total	2,506,539	1,682,351	4,188,890
Inter-segment eliminations	(750,629)	-	(750,629)
Outside	1,755,910	1,682,351	3,438,261
Operating income	392,010	464,248	856,258
Capital expenditures, net	303,135	119,460	422,595
Depreciation, depletion and amortization	197,759	40,842	238,601
Interest income	3	5,611	5,614
Interest expense	2,156	91,267	93,423
Share in the net income of equity investees	220,769	4,410	225,179
Income tax expense	1,734	67,857	69,591
Investment in equity method investees at June 30, 2003	1,243,657	776,065	2,019,722
Total assets at June 30, 2003	4,341,108	4,651,222	8,922,330

Operating Segments 2002:

	Exploration and Production	Manufacturing, Marketing and Distribution	Consolidated
Revenues			
Total	2,304,601	1,071,886	3,376,487
Inter-segment eliminations	(1,392,181)	-	(1,392,181)
Outside	912,420	1,071,886	1,984,306
Operating income	319,233	209,647	528,880
Capital expenditures, net	262,265	168,166	430,431
Depreciation, depletion and amortization	131,131	49,946	181,077
Interest expense	1,213	23,478	24,691
Share in the net income of equity investees	75,454	-	75,454

Income tax expense	4,557	61,588	66,145
Investment in equity method investees at December 31, 2002	475,482	683,582	1,159,064
Total assets at December 31, 2002	4,039,177	3,509,279	7,548,456

13. Subsequent events

In October 2003, NK Yukos completed its acquisition of 92 percent of the voting stock of Sibneft for approximately USD 13.8 billion, subject to certain adjustments, consisting of a total of USD 3 billion cash and 702.4 million shares of NK Yukos' stock.

YukosSibneft will make a fair offer to the minority shareholders of Sibneft after receiving a fairness opinion from an internationally recognized investment bank.

As of September 30, 2003, the Company had repaid in full the US$ 300 million loan borrowed from a related parties.